SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                               DEXTER CORPORATION
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                         ISP ACQUISITION CORP. (OFFEROR)
                     an indirect wholly-owned subsidiary of

                      INTERNATIONAL SPECIALTY PRODUCTS INC.
--------------------------------------------------------------------------------
                            (Names of Filing Persons
            (Identifying Status as Offeror, Issuer or Other Person))


             Common Stock, par value $1.00 per share, together with
                associated Rights to Purchase Fractional Units of
                                 Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    252165105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                            Richard A. Weinberg, Esq.
                        c/o ISP Management Company, Inc.
                                 1361 Alps Road
                             Wayne, New Jersey 07470
                                 (973) 628-4000

                                    COPY TO:

                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8320
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

----------------------------                 -----------------------------------
    Transaction
     Valuation*                                      Amount of Filing Fee
   $1,060,424,400                                         $191,392.10
----------------------------                 -----------------------------------



NY2:\878980\07\$%8407!.DOC\54104.0016

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of (i) 23,195,118 shares of common stock of Dexter Corporation outstanding as of May 15, 2000 and (ii) 369,868 shares of common stock of Dexter Corporation subject to options as of December 31, 1999 (less 2,299,200 shares of common stock of Dexter Corporation owned by an affiliate of the Offeror), at a price per share of $45.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________            Filing Party:_________________

Form or Registration No.:_____________            Date Filed:___________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]      third-party tender offer subject to Rule 14d-1.

          [ ]      issuer tender offer subject to Rule 13e-4.

          [ ]      going-private transaction subject to Rule 13e-3.

          [X]      amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

----------------------------------------------------------------                 --------------------------------------------------
CUSIP No. 252165105                                                    TO                                     Page 3 of 11 Pages
----------------------------------------------------------------                 --------------------------------------------------

----------------    ---------------------------------------------------------------- ----------------------------------------------
    1               NAME OF REPORTING PERSON                                         ISP OPCO HOLDINGS INC.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON
----------------    --------------------------------------------------------------------------------------------------- -----------
    2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                        (b) [X]
----------------    --------------------------------------------------------------------------------------------------- -----------
    3               SEC USE ONLY
----------------    ---------------------------------------------------------------------------- ----------------------------------
    4               SOURCE OF FUNDS:                                                             OO

----------------    ---------------------------------------------------------------------------------------------------------------
    5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [ ]

----------------    ------------------------------------------------------------------------------------ --------------------------
    6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                             Delaware

---------------- --- -------------------     --------------------------------------------------------- ----------------------------
                             7               SOLE VOTING POWER:                                                              0
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

PERSON WITH
----------------
                     -------------------     --------------------------------------------------------- ----------------------------
                             8               SHARED VOTING POWER:                                                    2,299,200

----------------
                     -------------------     --------------------------------------------------------- ----------------------------
                             9               SOLE DISPOSITIVE POWER:                                                         0

----------------
                     -------------------     --------------------------------------------------------- ----------------------------
                             10              SHARED DISPOSITIVE POWER:                                               2,299,200

----------------    --------------------------------------------------------------------------------------------------------- -----

    11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         2,299,200
----------------    --------------------------------------------------------------------------------------------------------- -----

    12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]

----------------    --------------------------------------------------------------------------------------------------------- -----
    13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  9.91%

----------------    ---------------------------------------------------------------- ----------------------------------------------
    14              TYPE OF REPORTING PERSON:                                        CO
----------------    ---------------------------------------------------------------- ----------------------------------------------






                                       3

----------------------------------------------------------------                 --------------------------------------------------
CUSIP No. 252165105                                                    TO                                     Page 4 of 11 Pages
----------------------------------------------------------------                 --------------------------------------------------

----------------    ---------------------------------------------------------------- ----------------------------------------------
    1               NAME OF REPORTING PERSON                                         ISP INVESTMENTS INC.
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON
----------------    --------------------------------------------------------------------------------------------------- -----------
    2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                        (b) [X]
----------------    --------------------------------------------------------------------------------------------------- -----------
    3               SEC USE ONLY
----------------    ----------------------------------------------------------------------------- ---------------------------------
    4               SOURCE OF FUNDS:                                                              WC, OO
----------------    ----------------------------------------------------------------------------- ---------------------------------

    5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [ ]

----------------    --------------------------------------------------------------------------------- -----------------------------
    6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                            Delaware

---------------- ----- -----------------     --------------------------------------------------------- ----------------------------
                              7              SOLE VOTING POWER:                                                      2,299,200
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

PERSON WITH
                       -----------------     --------------------------------------------------------- ----------------------------
                              8              SHARED VOTING POWER:                                                            0

                       -----------------     --------------------------------------------------------- ----------------------------
                              9              SOLE DISPOSITIVE POWER:                                                 2,299,200

                       -----------------     --------------------------------------------------------- ----------------------------
                              10             SHARED DISPOSITIVE POWER:                                                       0

----------------    ---------------------------------------------------------------------------------------------------------- ----
    11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                         2,299,200
----------------    ---------------------------------------------------------------------------------------------------------- ----
    12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [ ]

----------------    ---------------------------------------------------------------------------------------------------------- ----
    13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   9.91%

----------------    ---------------------------------------------------------------- ----------------------------------------------
    14              TYPE OF REPORTING PERSON:                                        CO
----------------    ---------------------------------------------------------------- ----------------------------------------------







                                       4

----------------------------------------------------------------                 --------------------------------------------------
CUSIP No. 252165105                                                    TO                                     Page 5 of 11 Pages
----------------------------------------------------------------                 --------------------------------------------------

--------------   ---------------------------------------------------------------- -------------------------------------------------
  1              NAME OF REPORTING PERSON                                         INTERNATIONAL SPECIALTY PRODUCTS INC.
                 S.S. OR I.R.S. IDENTIFICATION NO.
                 OF ABOVE PERSON
--------------   --------------------------------------------------------------------------------------------------- --------------
  2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [ ]
                                                                                                                     (b) [X]
--------------   --------------------------------------------------------------------------------------------------- --------------
  3              SEC USE ONLY
--------------   ---------------------------------------------------------------------------- -------------------------------------
  4              SOURCE OF FUNDS:                                                             OO

--------------   -----------------------------------------------------------------------------------------------------------------
  5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e):                                                                           [ ]

--------------   ------------------------------------------------------------------------------------- ----------------------------
  6              CITIZENSHIP OR PLACE OF ORGANIZATION:                                                              Delaware

---------------- ---- ------------------     --------------------------------------------------------- ----------------------------
                              7              SOLE VOTING POWER:                                                              0
 NUMBER OF
   SHARES

BENEFICIALLY
  OWNED BY

    EACH
 REPORTING

PERSON WITH
                      ------------------     --------------------------------------------------------- ----------------------------
                              8              SHARED VOTING POWER:                                                    2,299,200

                      ------------------     --------------------------------------------------------- ----------------------------
                              9              SOLE DISPOSITIVE POWER:                                                         0

                      ------------------     --------------------------------------------------------- ----------------------------
                             10              SHARED DISPOSITIVE POWER:                                               2,299,200

--------------   -----------------------------------------------------------------------------------------------------------------

  11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                                            2,299,200
--------------   -----------------------------------------------------------------------------------------------------------------
  12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                      [ ]

--------------   -----------------------------------------------------------------------------------------------------------------
  13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                       9.91%

--------------   ---------------------------------------------------------------- -------------------------------------------------
  14             TYPE OF REPORTING PERSON:                                        CO
--------------   ---------------------------------------------------------------- -------------------------------------------------


                                   SCHEDULE TO

                     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by ISP Acquisition Corp., a Delaware corporation ("Purchaser") and indirect wholly-owned subsidiary of International Specialty Products Inc., a Delaware corporation ("ISP"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation, a Connecticut corporation, and the associated rights to purchase fractional units of Preferred Stock of Dexter (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $45 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 26, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The item numbers and response thereto below are in accordance with the requirements of Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

                     The information set forth in the Offer to Purchase under "Summary Term Sheet," is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

                  (a) The name of the subject company is Dexter Corporation, a Connecticut corporation ("Dexter"). The address of Dexter's principal executive offices is One Elm Street, Windsor Locks, Connecticut 06096. Its telephone number is (860) 292-7675.

                  (b) The class of equity securities to which this Schedule TO relates is the Common Stock, together with the associated Rights. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

                  (c) The information set forth in the Offer to Purchase under Section 6 ("Price Range of Shares; Dividends" and Section 13 "Dividends and Distributions") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a),(b), (c) (1, 2, 5)     This Statement is being filed by Purchaser and ISP.
                           The information set forth in the Offer to Purchase under "Introduction", in Section 9 ("Certain
                           Information Concerning Purchaser and ISP") and in
                           Schedules I and II to the Offer to Purchase is incorporated herein by reference.

            (c) (3, 4)     During the last five years, none of Purchaser, ISP
                           or, to the best of their knowledge, any of the persons listed in Schedules I and II to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) (1) (i-viii, xii),
(a) (2) (i-iv,vii).        The information set forth in the Offer to Purchase
                           under "Introduction", Section 1 ("Terms of the Offer;
                           Expiration Date"), Section 2 ("Acceptance for Payment and Payment"), Section 3 ("Procedures for Accepting the Offer and Tendering Shares"), Section 4
                           ("Withdrawal Rights"), Section 5 ("Certain Federal
                           Income Tax Consequences"), Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for Dexter"), Section 14 ("Certain Conditions of the
                           Offer"), and Section 15 ("Certain Legal Matters;
                           Required Regulatory Approvals") is incorporated herein by reference.

       (a) (1) (ix)        Not applicable.

       (a) (1) (x)         Not applicable.

       (a) (1) (xi)        Not applicable.

       (a) (2) (v)         Not applicable.

       (a) (2) (vi)        Not applicable.

       ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing person and Dexter or any of its affiliates that are not natural persons.

                  (b) The information set forth in the Offer to Purchase under "Introduction", Section 10 ("Background of the Offer; Contacts with Dexter"), Schedule II and
                           Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for Dexter") is incorporated herein by reference.

  ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OF PROPOSALS.

                  (a) The information set forth in the Offer to Purchase under "Introduction", Section 10 ("Background of the Offer; Contacts with Dexter"), Schedule III and
                           Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for Dexter") is incorporated herein by reference.

                  (c) The information set forth in the Offer to Purchase under "Introduction", Section 10 ("Background of the Offer; Contacts with Dexter"), Schedule III, Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for Dexter"), Section 13 ("Dividends and Distributions") and Section 7 ("Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.


ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           (a), (b), (d)   The information set forth in the Offer to Purchase
                           under Section 12 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                (a), (b) The information set forth in the Offer to Purchase under "Introduction", Section 9 ("Certain Information Concerning Purchaser and ISP"), Section 10 ("Background of the Offer; Contacts with Dexter"),
                           Schedule III and Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for Dexter") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Certain Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

                (a), (b) The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning Purchaser and ISP") is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

                  (a) The information set forth in the Offer to Purchase under "Introduction", Section 7 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing; Exchange Act Registration; Margin Regulations"),
                           Section 11 ("Purpose of the Offer and the Proposed Merger; Plans for Dexter") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

                  (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a) (1) (A) and (a) (1)
                           (B) hereto, respectively, is incorporated herein by reference.


ITEM 12.  EXHIBITS.

           (a) (1) (A)     Offer to Purchase, dated June 26, 2000.

           (a) (1) (B)     Letter of Transmittal.

           (a) (1) (C)     Notice of Guaranteed Delivery.

           (a) (1) (D)     Form of letter from Chase Securities Inc. to Brokers,
                           Dealers, Commercial Banks, Trust Companies and
                           Nominees.

           (a) (1) (E)     Form of letter to clients for use by Brokers,
                           Dealers, Commercial Banks, Trust Companies and
                           Nominees.

           (a) (1) (F)     Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.

             (a)(1)(G) Press release issued by International Specialty Products Inc., dated June 26, 2000, announcing the commencement of the Offer.

            (a)(1)(H) Summary Advertisement, dated June 26, 2000, appearing in the New York Times.

                  (b) Commitment Letter, dated June 20, 2000, among The Chase Manhattan Bank, Chase Securities Inc. and ISP Opco Holdings Inc.

                  (d) Confidentiality Agreement, dated February 22, 2000, between Dexter Corporation and International Specialty Products Inc.

                  (g)      Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

                           Not applicable.

                                   SIGNATURES


                     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 ISP ACQUISITION CORP.

                                 By: /s/  Randall R. Lay
                                     -------------------------------------------
                                     Name:  Randall R. Lay
                                     Title:  Executive Vice President and
                                             Chief Financial Officer



                                 INTERNATIONAL SPECIALTY PRODUCTS INC.

                                 By: /s/  Randall R. Lay
                                     -------------------------------------------
                                     Name:  Randall R. Lay
                                     Title:  Executive Vice President and
                                             Chief Financial Officer




Dated:  June 26, 2000

                                  EXHIBIT INDEX


           EXHIBIT NO.                    DESCRIPTION
           ----------                     -----------

          (a) (1) (A)      Offer to Purchase, dated June 26, 2000.

          (a) (1) (B)      Letter of Transmittal.

          (a) (1) (C)      Notice of Guaranteed Delivery.

          (a) (1) (D)      Form of letter from Chase Securities Inc. to Brokers,
                           Dealers, Commercial Banks, Trust Companies and
                           Nominees.

          (a) (1) (E)      Form of letter to clients for use by Brokers,
                           Dealers, Commercial Banks, Trust Companies and
                           Nominees.

          (a) (1) (F)      Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.

            (a)(1)(G) Press release issued by International Specialty Products Inc., dated June 26, 2000, announcing the commencement of the Offer.

            (a)(1)(H) Summary Advertisement, dated June 26, 2000, appearing in the New York Times.

                  (b) Commitment Letter, dated June 20, 2000, among The Chase Manhattan Bank, Chase Securities Inc. and ISP Opco Holdings Inc.

                  (d) Confidentiality Agreement, dated February 22, 2000, between Dexter Corporation and International Specialty Products Inc.

                  (g)      Not applicable.